575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

October 9, 2012

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

IndexIQ ETF Trust – File No. 811-22227

Annual Report on Form N-CSR for the

Fiscal Year Ended April 30, 2012

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing this correspondence containing the Trust’s responses to oral comments delivered to me and David Fogel, the Trust’s Chief Compliance Officer, by Ms. Sheila Stout, Staff Accountant, on September 13, 2012. The comments delivered by the staff of the Securities and Exchange Commission (the “Commission”) relate to the staff’s review of the Trust’s Annual Report on Form N-CSR for the fiscal year ended April 30, 2012 that was filed with the Commission on July 6, 2012 (the “2012 Annual Report”). Capitalized terms used but not defined herein are used with the meanings given to them in the 2012 Annual Report.

In the following discussion, we have summarized the staff’s oral comment in bold and provided the Trust’s responses immediately thereafter. The comments have been numbered for convenience.

1. The separate series of the Trust listed in each of the 2011 Annual Reports (each, a “Fund” and, collectively, the “Funds”) need to update their EDGAR series/class identifiers to reflect their correct ticker symbols.

CENTURY CITY	CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

October 9, 2012

The Trust has updated each Fund’s EDGAR series/class identifiers for their correct ticker symbols, where applicable. Certain Funds have been registered but have neither been launched nor assigned ticker symbols as of this date.

2. The Trust’s inactive series, which were known as the IQ Hong Kong Small Cap ETF, the IQ Japan Mid Cap ETF, and the IQ Taiwan Small Cap ETF (collectively, the “Inactive Funds”) are presently listed on EDGAR as “active.” Please correct the EDGAR status of the Inactive Funds to reflect their status as “inactive.”

The Trust has updated each Inactive Fund’s EDGAR status as “inactive.”

3. Please confirm the filing date by the Trust of the form of Authorized Participant Agreement as an exhibit to its registration statement on Form N-1A or otherwise undertake to file such agreement as an exhibit to the next amendment to the registration statement.

The form of Authorized Participant Agreement was filed as Exhibit 99.e on August 29, 2011 under an amendment to the Trust’s registration statement (File No.: 333-152915).

4. In Management’s Discussion of Fund Performance (“MDFP”) contained in the 2012 Annual Report, the gross total annual operating expense ratio (“gross expense ratio”) for each of the Funds that has Acquired Fund Fees & Expenses (“AFFE”), as indicated in the Annual Fund Operating Expenses table of such Fund’s prospectus, is presented without deducting AFFE, which is the presentation style of the gross expense ratio utilized under Financial Highlights. FINRA Rule 2210(d)(5)(A) requires that sales literature, such as the 2012 Annual Report, present the gross expense ratio as stated in the fee table of the prospectus. Please undertake to present the Funds’ gross expense ratio in future MDFP as including AFFE – the gross expense ratio as presented in the Funds’ prospectus fee tables – or otherwise provide a rationale as to why the gross expense ratios of the relevant Funds excludes AFFE.

Trust management will provide Fund gross expense ratio information as inclusive of AFFE and as presented in the prospectus fee tables in all future MDFP.

5. With respect to the IQ Global Agribusiness Small Cap ETF and the IQ Global Resources ETF (the “Global Funds”) of the Trust, please indicate to the staff the Trust’s policy with respect to global investment strategies.

Components of the Underlying Indexes of the Global Funds include U.S. and non-U.S. equity securities. Each Global Fund must invest at least 40% of its assets in the securities of issuers in two or more non-U.S. countries. This information is presented under the caption “Investment Strategies – General” in the Statement of Additional Information of IQ Global Resources ETF and under the caption “Additional Description of the Principal Strategies of the Funds” in the statutory prospectus of the IQ Global Agribusiness Small Cap ETF.

Securities and Exchange Commission

October 9, 2012

6. The staff notes that the IQ Hedge Macro Tracker ETF and the IQ Real Return ETF each invest in the securities of single issuers a significant amount of their assets as disclosed in the 2012 Annual Report of the Trust. Please indicate the Trust’s policy with respect to attaching the financial statements of issuers who represent such a significant investment by a Fund and undertake to provide in all future annual and semi-annual reports such financial statements or otherwise provide information about how an investor can locate such an issuer’s financial statements.

The Trust does not have a policy to provide in shareholder reports the financial statements of any issuer whose securities represent a significant investment by a Fund. The Trust will provide in future annual and semi-annual reports a statement to the effect that investors may find the financial statements of any issuer whose securities represent a significant amount of a Fund’s assets on the Commission’s website (www.sec.gov).

7. Note 2 to the Trust’s financial statements in the 2012 Annual Report states, “cash equivalents consist of highly liquid investments, with maturities of three months or less when acquired.” In future filings of the Trust’s Schedules of Investments, please provide a listing of all cash equivalents that constitute securities under a sub-category captioned “Short Term Investments” in accordance with Regulation S-X, Rule 12-12 (17 CFR 210.12-12).

The Trust held no securities with maturities of three months or less as of April 30, 2012. Nevertheless, Note 2 will be revised in future filings to clarify that, to the extent securities with maturities of three months or less are held by a Fund, such securities will be disclosed under a “Short Term Investments” sub-category of the Schedules of Investments.

8. In future shareholder reports, please include a risk factor discussing industry and sector concentration risks in the risk factor note to the financial statements to the extent appropriate.

The Trust will provide an appropriate concentration risk factor discussion in the notes to the financial statements included in future shareholder reports.

9. In the MDFP section of future shareholder reports, please include a discussion about the material effects on any Fund’s performance caused by the Fund’s exposure to derivates such as swaps. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

In all future MDFP the Trust’s management will provide a discussion of all material effects any Fund’s exposure to derivative positions, including swaps, had on the Fund’s performance.

Securities and Exchange Commission

October 9, 2012

The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

PJS:mb

cc:	Ms. Sheila Stout
Mr. Adam Patti
Mr. David Fogel
Mr. Gregory Xethalis